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Exhibit 20.1
                                                       [HANOVER DIRECT GRAPHIC]
FOR IMMEDIATE RELEASE

CONTACT:          Hanover Direct, Inc.                      The MWW Group
                  Charles E. Blue                           Jamie Schwartz
                  S.V.P & Chief Financial Officer           Rich Tauberman
                  Tel: (201) 272-3412                       Tel: (201) 507-9500

             HANOVER DIRECT, INC. ANNOUNCES RESIGNATION OF TOM SHULL

EDGEWATER, NJ, May 6, 2004 -Hanover Direct, Inc. (AMEX: HNV) today announced the resignation of Thomas C. Shull as Chairman of the Board, President and Chief Executive Officer of the Company and the election of William B. Wachtel as Chairman of the Board and Wayne P. Garten as President and Chief Executive Officer of the Company effective immediately. Mr. Wachtel has served as a member of the Company's Board of Directors since November 18, 2003 while Mr. Garten has served as director of the Company since September 29, 2003, each as a designee of the holder of the Company's Preferred Stock, Chelsey Direct, LLC.

Mr. Wachtel has been a managing partner of Wachtel & Masyr, LLP, or its predecessor law firm (Gold & Wachtel, LLP), since its founding in August 1984. He is the co-founder of the Drum Major Institute, a not-for-profit organization carrying forth the legacy of Dr. Martin Luther King, Jr. Mr. Wachtel is the Manager of Chelsey Direct, LLC.

Since January 2004, Mr. Garten has served as the President of Caswell-Massey Ltd., Inc., a retailer and direct marketer of fragrance and other personal care products. Prior thereto, he was a financial consultant specializing in the direct marketing industry. Mr. Garten served as Chief Executive Officer and President of Popular Club, Inc, a direct selling, catalog marketer of apparel and general merchandise products, from 2001 to 2003. From 1997 to 2000, he was Executive Vice President and Chief Financial Officer of Micro Warehouse, Inc., an international catalog reseller of computer products. From 1983 to 1996, Mr. Garten held various financial positions at Hanover Direct and its predecessor, The Horn and Hardart Company, including Executive Vice President and Chief Financial Officer from 1989 to 1996. Mr. Garten is a Certified Public Accountant. Mr. Garten will be transitioning to his new position with the Company over the next three weeks.

"I am looking forward to the opportunity of rejoining Hanover and working with the Company's management team and employees in the next phase of its turnaround, " stated Mr. Garten. "On behalf of the Board, I want to express our gratitude to Tom for his significant contributions to the Company over the past several years and we wish him well."

ABOUT HANOVER DIRECT, INC.

Hanover Direct, Inc. (AMEX: HNV) and its business units provide quality, branded merchandise through a portfolio of catalogs and e-commerce platforms to consumers, as well as a comprehensive range of Internet, e-commerce, and fulfillment services to businesses. The Company's catalog and Internet portfolio of home fashions, apparel and gift brands include DOMESTICATIONS, THE COMPANY STORE, COMPANY KIDS, SILHOUETTES, INTERNATIONAL MALE, SCANDIA DOWN, and GUMP'S BY MAIL. The Company owns GUMP'S, a retail store based in San Francisco. Each brand can be accessed on the Internet individually by name. Keystone Internet Services, LLC (www.keystoneinternet.com), the Company's third party fulfillment operation, also provides the logistical, IT and fulfillment needs of the Company's catalogs and web sites. Information on Hanover Direct, including each of its subsidiaries, can be accessed on the Internet at www.hanoverdirect.com.